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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No.  1   )*

                            CARMIKE CINEMAS, INC.
                 -------------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, $.03 par value
                 -------------------------------------------
                        (Title of Class of Securities)

                                 143436 10 3
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  143436 10 3              13G               Page 2 of 5 Pages






    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C.L. PATRICK - Social Security No. 219 01 2523
            FRANCES E. PATRICK - Social Security No. 257 16 0805


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                                                                                      (b) /  /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                      5     SOLE VOTING POWER   388,979 shares (19,597 shares of Class A Common Stock and 369,382 shares of Class B Common Stock) (see Item 4(a))
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                  -0-
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER   388,979 shares (19,597 shares of Class A Common Stock and 369,382
       WITH                 shares of Class B Common Stock) (see Item 4(a))



                      8     SHARED DISPOSITIVE POWER

                             -0-


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            388,979 shares (see Item 4(a))

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /



    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            3.9% (see Item 4(b))


    12     TYPE OF REPORTING PERSON*

            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a)      Name of Issuer:  Carmike Cinemas, Inc.

ITEM 1(b)      Address of Issuer's Principal Executive Offices:
               1301 First Avenue
               Columbus, Georgia 31901

ITEM 2(a)      Name of Person Filing:
               C.L. Patrick
               Frances E. Patrick

ITEM 2(b)      Address of Principal Business Office or, if None,
               Residence:
               1301 First Avenue
               Columbus, Georgia 31901

ITEM 2(c)      Citizenship:     U.S.

ITEM 2(d)      Title of Class of Securities:
               Class A Common Stock, $.03 par value (the "Class A Common Stock")

ITEM 2(e)      CUSIP Number:  143436 10 3

ITEM 3         Not Applicable

ITEM 4         Ownership:
               (a)   Amount beneficially owned:  388,979(1)(2)
               (b)   Percent of class:  3.9%(3)
               (c)   Number of shares as to which such person has:
                     (i)    Sole power to vote or direct the vote:
                            388,979 shares
                     (ii)   Shared power to vote or direct the vote: -0- shares
                     (iii) Sole power to dispose or to direct the disposition of: 388,979 shares
                     (iv) Shared power to dispose or to direct the disposition of: -0- shares


               (1)   Consists of 19,597 shares of the Class A Common Stock
                     and 369,382 shares of the Company's Class B Common Stock, $.03 par value (the "Class B Common Stock"). Each share of the Class B Common Stock is convertible into one share of Class A Common Stock.
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                (2)      C.L. Patrick and Frances E. Patrick are husband and
                         wife.  Includes 45,963 shares of Class B Common
                         Stock owned by Frances E. Patrick as to which shares C.L. Patrick disclaims beneficial ownership. Includes 66,386 shares, 66,386 shares and 11,064 shares of Class B Common Stock held in trusts for Carl L. Patrick, Jr., Michael W. Patrick and Michael
                         W. Patrick's minor son, respectively, by C.L. Patrick and Frances E. Patrick, as trustees, which trusts are scheduled to terminate between 1994 and 1999 and as to which shares C.L. Patrick and Frances E. Patrick each disclaim beneficial ownership. Includes 59,576 shares of Class B Common Stock held in trust for Michael W. Patrick by C.L. Patrick, as trustee, and 59,576 shares of Class B Common Stock held in trust for Carl L. Patrick, Jr. by Frances E. Patrick, as trustee; pursuant to these trusts, C.L. Patrick and Frances E. Patrick each sold the remainder interest in the shares held by these trusts in return for an annuity based on their joint lives.

                (3) Calculation based on 9,738,101 shares of Class A Common Stock outstanding on December 31, 1994 plus the assumed conversion of the 369,382 shares of Class B Common Stock beneficially owned by C.L. Patrick and Frances E. Patrick.

ITEM 5           Not Applicable

ITEM 6           Not Applicable

ITEM 7           Not Applicable

ITEM 8           Not Applicable

ITEM 9           Not Applicable

ITEM 10          Not Applicable





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: February 7, 1995    Signature:      /s/ C.L. Patrick
                                     --------------------------------------
                                     Name: C.L. Patrick


                           Signature:      /s/ Frances E. Patrick
                                     --------------------------------------
                                     Name: Frances E. Patrick